EXHIBIT 11

HILTON HOTELS CORPORATION AND SUBSIDIARIES
Computation of Earnings Per Share

	1999	2000	2001
Basic
Income (in millions)
Before cumulative effect of accounting change	$176	$272	$166
Cumulative effect of accounting change	(2)	—	—

Net income	$174	$272	$166

Shares
Weighted average common shares	266,433,000	368,429,000	369,026,000

Basic earnings per common share
Before cumulative effect of accounting change	$0.66	$0.74	$0.45
Cumulative effect of accounting change	(0.01)	—	—

Net income	$0.65	$0.74	$0.45

Diluted
Income (in millions)
Before cumulative effect of accounting change	$176	$272	$166
Add after tax interest applicable to 5% convertible notes	15	15	15

Before cumulative effect of accounting change, as adjusted	191	287	181
Cumulative effect of accounting change	(2)	—	—

Net income	$189	$287	$181

Shares
Weighted average common shares — basic	266,433,000	368,429,000	369,026,000
Assuming conversion of 5% convertible notes	22,558,000	22,558,000	22,556,000
Dilutive effect of assumed option exercises (as determined by the application of the treasury stock method)	1,204,000	646,000	2,308,000

Common and common equivalent shares as adjusted	290,195,000	391,633,000	393,890,000

Diluted earnings per common share
Before cumulative effect of accounting change	$0.66	$0.73	$0.46	(1)
Cumulative effect of accounting change	(0.01)	—	—

Net income	$0.65	$0.73	$0.46	(1)

(1)
This calculation is submitted in accordance with Regulation S-K item 601(b)(11) although it is contrary to paragraph 13 of Statement of Financial Accounting Standards No. 128 because it produces an anti-dilutive result in the 2001 period.